FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 1, 2010

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

On September 28, 2009, and as a result of the share exchange derived from the merger process conducted by the Company and Petrobras Energía Participaciones S.A. (absorbed company), the Company became holder of treasury shares totaling 3,385,947 (three million three hundred and eighty five thousand nine hundred and forty seven) Class B common book-entry shares of the Company equivalent to 0,34% of its capital stock.

On the meeting held on August 3, 2010 and in compliance with Section 221 of Law No. 19.550 (“BAL”), the Company’s Board of Directors ordered the sale of such treasury shares in favor of “Fideicomiso Optimum Petrobras” (“Optimum Petrobras Trust”) for the purpose of complying with the Company’s obligations relating to employee benefit plans.

Pursuant to Section 194 of the BAL, the right of first refusal and the accretion right shall apply to the above mentioned sale for holders of the Company’s shares residing in the Argentine Republic. Such  rights shall not be transferable and shall not be assigned by holders thereof and shall not be registered, listed or admitted for trading in any Argentine or foreign market or stock exchange.

Finally, in the case of U.S. holders of the Company’s ADRs, it should be noted that the right of first refusal, the accretion right and the underlying shares shall not be registered under the United States Securities Act (“the Act of 1933”). Therefore, such rights may not be offered, sold or exercised by U.S. residents.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 09/01/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney